Exhibit 99.2

Hello Everyone,

My name is Courtney Kinsella from the Operations team here at Masterworks.

Today we’re thrilled to bring you x P x a x n x n x i x n x g x x i x n x x t x h x e x x R x e x e x d x s x by the rising artist, Hernan Bas.

Bas is an American figurative, expressionist artist whose practice spans paintings, videos, installations, and works on paper that primarily depict solitary figures

His market has continued to grow significantly, with an 18% Annual Record Price Growth rate based on data from May 2006 to December 2022, and top auction records as high as $2.6M from a November 2022 sale.

Executed in 2009, the painting is a characteristic example of Bas’ large-scale landscapes with vibrant colors, stylized formality, and inclusion of solitary figures.

So why do we like this painting? Three reasons:

One: The average auction price for paintings by Bas grew at an annualized rate of 41% from 2019-2023, signaling rising demand for the artist.

Two: From September 2012 to March 2023 similar works by Bas appreciated at an annualized rate of 28.4%

Three: Works by Bas executed after 2008, similar to the painting in composition, subject and scale, include: “The Overly Prepped Boy (or The Approaching Glacier),” which sold for $1.25M at Christie’s in May 2022.

Thank you for joining us, and we look forward to introducing you to this incredible work by Hernan Bas.